Item 77I DWS Select Alternative Allocation Fund
(a series of DWS Market Trust)

At a Board meeting held on January 11, 2012, the creation of Class R for DWS Select Alternative
Allocation Fund (the "Fund") was approved.  Class
R shares for the Fund became effective on May 1, 2012.






 For internal use only